

Mail Stop 3561

January 4, 2011

Ronald D. Long
Chief Executive Officer
Locan, Inc.
414 SE Washington Blvd # 112
Bartlesville, OK 74006

> **Re: Locan, Inc.**
> **Amended Registration Statement on Form 10**
> **Filed December 20, 2010**
> **File No. 000-53342**

Dear Mr. Long:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: John Heskett
        Fax (918) 336-3152